                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                                         OMB APPROVAL
                                              OMB NUMBER  3235-0145
                                              EXPIRES:  DECEMBER 31, 1997
                                              ESTIMATED AVERAGE BURDEN HOURS PER
                                              RESPONSE.................... 14.90


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*

                           Trikon Technologies, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   896187101
                  -----------------------------------------
                                (CUSIP Number)

                   Jeffrey J. Brown, Forrest Binkley & Brown
     800 Newport Center Drive, Suite 725, Newport Beach, CA (714) 729-3222
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
 Communications)

                                August 11, 1997
         -------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                SEC 1746 (12-91)

                                  SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 896187101                                      PAGE 2 OF 13 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     SBIC Partners, L.P.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [x]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      Texas
------------------------------------------------------------------------------
                     5    SOLE VOTING POWER

                          1,343,789
     NUMBER OF       -----------------------------------------------------------
      SHARES         6    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY             -0-
       EACH          ----------------------------------------------------------
    REPORTING        7    SOLE DISPOSITIVE POWER
      PERSON
       WITH               1,343,789
                     -----------------------------------------------------
                     8    SHARED DISPOSITIVE POWER

                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,343,789
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*[ ]
10

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      7.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      PN
------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!


                              Page 2 of 13 pages

                                  SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 896187101                                      PAGE 3 OF 13 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Forrest Binkley & Brown L.P.

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [x]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      Texas
------------------------------------------------------------------------------
                     5    SOLE VOTING POWER

                          1,343,789
     NUMBER OF       -----------------------------------------------------------
      SHARES         6    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY             -0-
       EACH          ----------------------------------------------------------
    REPORTING        7    SOLE DISPOSITIVE POWER
      PERSON
       WITH               1,343,789
                     -----------------------------------------------------
                     8    SHARED DISPOSITIVE POWER

                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,343,789
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*[ ]
10

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      7.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      PN
------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!


                              Page 3 of 13 pages

                                  SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 896187101                                      PAGE 4 OF 13 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Forrest Binkley & Brown Venture Co.

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [x]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      Texas
------------------------------------------------------------------------------
                     5    SOLE VOTING POWER

                          1,343,789
     NUMBER OF       -----------------------------------------------------------
      SHARES         6    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY             -0-
       EACH          ----------------------------------------------------------
    REPORTING        7    SOLE DISPOSITIVE POWER
      PERSON
       WITH               1,343,789
                     -----------------------------------------------------
                     8    SHARED DISPOSITIVE POWER

                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,343,789
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*[ ]
10

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      7.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      CO
------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!


                              Page 4 of 13 pages

                                  SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 896187101                                      PAGE 5 OF 13 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Gregory J. Forrest

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [x]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
------------------------------------------------------------------------------
                     5    SOLE VOTING POWER

                          -0-
     NUMBER OF       -----------------------------------------------------------
      SHARES         6    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY             1,343,789
       EACH          ----------------------------------------------------------
    REPORTING        7    SOLE DISPOSITIVE POWER
      PERSON
       WITH               -0-
                     -----------------------------------------------------
                     8    SHARED DISPOSITIVE POWER

                          1,343,789
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,343,789
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*[ ]
10

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      7.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!


                              Page 5 of 13 pages

                                  SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 896187101                                      PAGE 6 OF 13 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Nicholas B. Binkley

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [x]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
------------------------------------------------------------------------------
                     5    SOLE VOTING POWER

                          -0-
     NUMBER OF       -----------------------------------------------------------
      SHARES         6    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY             1,343,789
       EACH          ----------------------------------------------------------
    REPORTING        7    SOLE DISPOSITIVE POWER
      PERSON
       WITH               -0-
                     -----------------------------------------------------
                     8    SHARED DISPOSITIVE POWER

                          1,343,789
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,343,789
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*[ ]
10

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      7.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!


                              Page 6 of 13 pages

                                  SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 896187101                                      PAGE 7 OF 13 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Jeffrey J. Brown

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [x]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
------------------------------------------------------------------------------
                     5    SOLE VOTING POWER

                          -0-
     NUMBER OF       -----------------------------------------------------------
      SHARES         6    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY             1,343,789
       EACH          ----------------------------------------------------------
    REPORTING        7    SOLE DISPOSITIVE POWER
      PERSON
       WITH               -0-
                     -----------------------------------------------------
                     8    SHARED DISPOSITIVE POWER

                          1,343,789
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,343,789
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*[ ]
10

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      7.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!


                              Page 7 of 13 pages

Item 1.   Security and Issuer
          -------------------

          This Statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock, no par value per share, CUSIP Number 896187101 (the "Common Stock"), of Trikon Technologies, Inc., a California corporation (the "Issuer"), which has its principal executive offices at 9255 Deering Avenue, Chatsworth, California 91311.


Item 2.   Identity and Background
          -----------------------

          The persons filing this Schedule 13D are SBIC Partners, L.P., a Texas limited partnership ("SBIC Partners"), Forrest Binkley & Brown L.P., a Texas limited partnership ("FBB"), Forrest Binkley & Brown Venture Co., a Texas corporation ("Venture Co."), Gregory J. Forrest, Nicholas B. Binkley and Jeffrey
J. Brown (collectively, the "Filing Persons"). Messrs. Forrest, Binkley and Brown are each executive officers, directors and shareholders of Venture Co., which is the sole general partner of FBB, the managing general partner of SBIC Partners. The business address of each of SBIC Partners, FBB and Venture Co. is 201 Main Street, Suite 2302, Fort Worth, Texas 76102 and the business address of each of Messrs. Forrest, Binkley and Brown is 800 Newport Center Drive, Suite 725, Newport Beach, California 92660. SBIC Partners is a small business investment company licensed by the U.S. Small Business Administration (the "SBA").

          The Filing Persons are in the business of investing in privately-issued securities.

          During the last five years, none of the Filing Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Filing Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Pursuant to the terms of that certain Stock Purchase Agreement dated as of June 27, 1997 (the "Stock Purchase Agreement") by and among the Issuer and the persons listed on Schedule 1 thereto, as of August 11, 1997 SBIC Partners acquired 296,296 shares of Trikon's Series G Preferred Stock at a purchase price of $6.75 per share, along with a presently exercisable three-year warrant to purchase 88,889 shares of Common Stock at an exercise price of $8.00 per share (the "Warrant"). Among other things, the Series G Preferred Stock is optionally convertible on a share-for-share basis into shares of Common Stock, commencing on September 30, 1997, and will be automatically converted into Common Stock on June 30, 2000.

          In connection with and a condition to the acquisition of shares of Series G Preferred Stock from the Issuer, SBIC Partners (and all other purchasers of Series G Preferred Stock) entered into a Voting Agreement dated as of June 27, 1997 (the "Voting Agreement") with the Issuer. Pursuant to the terms of the Voting Agreement, SBIC Partners agreed that, if a separate class vote of the Series G Preferred Stock is required by law (rather than by the Articles of Incorporation of the Issuer), and if the matter being presented to the shareholders has been approved by the Board of Directors and approved by the vote of the holders of the Common Stock and Series G Preferred Stock voting as a single class, it would vote its shares of Series G Preferred Stock in favor of such proposal when voting the Series G Preferred Stock as a separate class.

                              Page 8 of 13 pages

Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

          The funds used by SBIC Partners were derived from (a) capital contributions made by the limited partners of SBIC Partners and/or (b) funds from the issuance of participating securities by SBIC Partners to the SBA.


Item 4.   Purpose of Transaction
          ----------------------

          SBIC Partners acquired the shares of Series G Preferred Stock and the Warrant for investment purposes only and does not presently have any plans or proposals which relate to or would result in the realization of any of items (a) through (j) of Item 4 of the Instructions to Schedule 13D.


Item 5.   Interest in the Securities of the Issuer
          ----------------------------------------

          A. The Filing Persons beneficially own 958,604 shares of Common Stock, 296,296 shares of Series G Preferred Stock and 88,889 shares of Common Stock underlying the Warrant, for an aggregate of 7.4% of the shares of Common Stock outstanding.

          B. SBIC Partners, FBB and Venture Co. have sole voting power with respect to the shares of the capital stock of the Issuer held by SBIC Partners. Messrs. Forrest, Binkley and Brown have shared voting power with respect to such shares.

          C. On June 30, 1997, the Issuer and SBIC Partners entered into a Partnership Interest and Share Purchase Agreement (the "Settlement Agreement") whereby SBIC Partners was issued 320,000 of Common Stock in consideration for the settlement of any and all rights and claims that SBIC Partners may have had against the Issuer in connection with a limited partnership formed in March 1996 to fund the research and development of chemical vapor deposition processes and applications.

          D.   Not applicable.


          E.   Not applicable.


Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer
          ---------------------------

          Reference is hereby made to the (a) Stock Purchase Agreement, (b) Voting Agreement and (c) Settlement Agreement, each of which is described above.

                              Page 9 of 13 pages

Item 7.   Material to be Filed as Exhibits
          --------------------------------

          The Filing Persons file as exhibits the following:

          Exhibit 1  Stock Purchase Agreement.*
          ---------

          Exhibit 2  Form of Warrant.*
          ---------

          Exhibit 3  Voting Agreement.*
          ---------

          Exhibit 4  Settlement Agreement.*
          ---------

-------------------------------

* Previously filed with the Securities and Exchange Commission as an exhibit to the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1997 and incorporated by referenced herein.

                              Page 10 of 13 pages

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 20, 1997       SBIC PARTNERS, L.P.,
                              a Texas limited partnership

                              By:  Forrest Binkley & Brown L.P.,
                                    a Texas limited partnership
                                    Its:  General Partner


                                    By:  Forrest Binkley & Brown Venture Co.,
                                          a Texas corporation
                                          Its:  General Partner


                                          By:  /s/ Gregory J. Forrest
                                               ---------------------------
                                               Gregory J. Forrest,
                                               President


                                          By:  /s/ Nicholas B. Binkley
                                               ---------------------------
                                               Nicholas B. Binkley,
                                               President


                                          By:  /s/ Jeffrey J. Brown
                                               ---------------------------
                                               Jeffrey J. Brown,
                                               President


                              FORREST BINKLEY & BROWN L.P.,
                              a Texas limited partnership

                              By:  Forrest Binkley & Brown Venture Co.,
                                    a Texas corporation
                                    Its:  General Partner


                                    By:  /s/ Gregory J. Forrest
                                        --------------------------------
                                         Gregory J. Forrest,
                                         President

                                    By:  /s/ Nicholas B. Binkley
                                         --------------------------------
                                         Nicholas B. Binkley,
                                         President


                                    By:  /s/ Jeffrey J. Brown
                                         ---------------------------------
                                         Jeffrey J. Brown,
                                         President

                              Page 11 of 13 pages

                              FORREST BINKLEY & BROWN VENTURE CO.,
                              a Texas corporation



                              By:  /s/ Gregory J. Forrest
                                   -------------------------------------
                                    Gregory J. Forrest,
                                    President


                              By:  /s/ Nicholas B. Binkley
                                   -------------------------------------
                                    Nicholas B. Binkley,
                                    President


                              By:  /s/ Jeffrey J. Brown
                                   -------------------------------------
                                    Jeffrey J. Brown,
                                    President



                              /s/ Gregory J. Forrest
                              ------------------------------------------
                              Gregory J. Forrest



                              /s/ Nicholas B. Binkley
                              -----------------------------------------
                              Nicholas B. Binkley



                              /s/ Jeffrey J. Brown
                              -----------------------------------------
                              Jeffrey J. Brown

                              Page 12 of 13 pages

                                 EXHIBIT INDEX


          EXHIBIT                                       PAGE NO.

          Exhibit 1  Stock Purchase Agreement.*
          ---------

          Exhibit 2  Form of Warrant.*
          ---------

          Exhibit 3  Voting Agreement.*
          ---------

          Exhibit 4  Settlement Agreement.*
          ---------



-------------------------------

* Previously filed with the Securities and Exchange Commission as an exhibit to the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1997 and incorporated by referenced herein.



179028.1

                              Page 13 of 13 pages